EXHIBIT 21

PARENTS AND SUBSIDIARIES

There are no parents of the Corporation. There is no subsidiary for which separate financial statements are filed. The following list includes the Corporation and its subsidiaries, all of which are included, in the consolidated financial statements.

Name	State or Country of Incorporation	Percentage of Voting Securities Owned by the Corporation

Oneida Ltd.	New York	—

Buffalo China, Inc.	New York	100

Delco International, Ltd.	New York	100

Encore Promotions, Inc.	New York	100

Kenwood Silver Company, Inc.	New York	100

Oneida Australia Pty Ltd.	Australia	100

Oneida Canada, Limited	Canada	100

Oneida International, Inc.	Delaware	100

Oneida Mexicana, S.A. de C.V.	Mexico	100

Oneida, S.A. de C.V.	Mexico	100

Oneida Silversmiths, Inc.	New York	100

Oneida U.K. Limited	England	100

Sakura, Inc.	New York	100

THC Systems, Inc.	New York	100